February 28, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	RoyaltyTraders LLC

1-A POS filed February 22, 2023

File No. 024-11532

Ladies and Gentlemen:

On behalf of RoyaltyTraders LLC, I hereby request qualification of the above-referenced offering statement at 9:00am, Eastern Time, on Monday, March 6, 2023, or as soon thereafter as is practicable.

Sincerely,

RoyaltyTraders LLC

By:	/s/ Sean Peace
Name:	Sean Peace
Title:	Manager

By:	/s/ Alexander Guiva
Name:	Alexander Guiva
Title:	Manager

Cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP